Filed by GlobespanVirata, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                          Subject Company: GlobespanVirata, Inc.
                                                  Commission File No.: 000-26401

On November 3, 2003, Dwight Decker, Chairman and Chief Executive Officer of Conexant Systems, Inc., Armando Geday, President and Chief Executive Officer of GlobespanVirata, Inc. and Matt Rhodes, President of Conexant Systems, Inc. conducted the following investment community conference call.

Conference Call Coordinator

I would like to introduce Bruce Thomas, Executive Director of Investor Relations for Conexant, who will chair this morning's conference call.


Bruce

Thank you operator.


Good morning everyone and welcome to a very special joint Conexant and GlobespanVirata conference call. I hope that by now you have all had an opportunity to review the joint press release issued by Conexant and GlobespanVirata this morning.


Joining me today on the call are Dwight Decker, Chairman and Chief Executive Officer of Conexant, Armando Geday, President and Chief Executive Officer of GlobespanVirata, and Matt Rhodes, the President of Conexant.


Dwight will begin today's call with an introduction to the information contained in the joint press release followed by an overview and his perspective. Then


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Armando will provide his perspective on the information, and Matt will follow with his thoughts. Finally, Dwight will provide closing comments after which we'll open the lines for your questions.


Please note that our comments today will include statements relating to future results that are forward looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those noted in our joint press release and those detailed from time to time in each company's SEC filings.


I will now turn the call over to Dwight to begin today's prepared comments.


Dwight

Thank you Bruce.


I am pleased to announce that Conexant and GlobespanVirata signed a definitive agreement today that will combine the two companies in a strategic merger. This is an outstanding combination that results in a company that is unique in scope and breadth of technology and that will possess the world's most complete and


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most advanced portfolio of semiconductor solutions targeting the broadband digital home.


Those of you familiar with Conexant's strategy know that we have been focused exclusively on delivering the technology and products that are driving the digital home, one of the semiconductor industry's most exciting and highest-growth opportunities. With the addition of GlobespanVirata's highly complementary product portfolio, we gain key end-to-end digital subscriber line connectivity with a leading position in central office applications worldwide. We also benefit by adding GlobespanVirata's leadership position in wireless local area networking, a critical technology for the digital home.


From a financial perspective, we have the opportunity to capture significant operating efficiencies, and we anticipate that the merger will be earnings accretive to Conexant within six to nine months from the close of the transaction.


Additionally, we will together have the scale and scope to make the necessary R&D investments for continued innovation leadership within our addressed markets. We are convinced this will enable stronger long-term revenue growth than either company could achieve on its own.

Armando Geday will serve as Chief Executive Officer of the combined company and Matt Rhodes will be its President. I will serve as the merged company's Chairman.


As you may know, Armando and I worked together for more than five years before Conexant was spun off from Rockwell International. I have always been impressed by his talents and skills and know him as a highly competent business leader. Since becoming the CEO of Globespan in 1997, he has done an outstanding job in building GlobespanVirata into a very successful company addressing the communications semiconductor market. I am confident that Armando will be a highly effective chief executive of the merged company.


I am also very pleased that Matt Rhodes will assume the role of President in the new and expanded Conexant. Matt and I have worked closely together for the past six years, and Matt's experience and in-depth knowledge of the technologies, products and customers in our space have been vital to Conexant's success. I am confident that Matt will do an exceptional job of leading the business units for the new merged company.

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The new Conexant is fortunate to have two such outstanding leaders with the considerable talents of Armando and Matt.


With respect to governance, we will establish a new twelve-member Board of Directors for the combined company, with Conexant designating seven directors, including myself, and GlobespanVirata designating five directors, including Armando.


Based on Friday's closing market prices of Conexant and GlobespanVirata, the merged company would be valued at approximately $2.8 billion dollars and would have an annual revenue run-rate of approximately $1.2 billion dollars. The combined company will retain the Conexant name and its stock will continue to trade on the NASDAQ national market under the ticker symbol "CNXT." The merged company will employ approximately two-thousand four hundred people worldwide and will be headquartered at GlobespanVirata's current Red Bank, New Jersey, location.


Under terms of the agreement, which has been unanimously approved by the boards of directors of both companies, GlobespanVirata shareowners will receive 1.198 shares of Conexant common stock for each share of GlobespanVirata stock already owned. Based upon the fully diluted share count of both companies as of the market close on Friday, current Conexant shareholders will own approximately
62.75 percent and current GlobespanVirata shareholders will own approximately
37.25 percent of the merged company's shares on a fully diluted basis.


The transaction is subject to customary closing conditions, including shareholder and regulatory approvals, and we expect to complete the transaction before the end of the first calendar quarter of 2004.


I would now like to turn the call over to Armando Geday for his thoughts on the merger.


Armando

Thank you Dwight.


GlobeSpan started out as a small company targeting the DSL market. Thanks to the focus and commitment of the people that made up our teams, we successfully grew into a global leader in DSL applications.


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With our recent addition of the Intersil wireless business, we have added an important extensible platform to address new applications and to deliver lower system cost and higher functionality solutions to our customers. Our plan is to extend this wireless expertise into adjacent wireless data markets and to leverage this technology platform to drive other WLAN enabled applications. With Globespan entering the WLAN market we have expanded our market opportunity many fold.


Combining GlobespanVirata with Conexant allows us to complement our leadership in broadband communications capabilities with leadership in broadband media processing capabilities, including broadcast video encoders and decoders as well as digital set-top box system solutions for cable, satellite, terrestrial data and digital video networks. And in merging the talented Conexant and GlobespanVirata teams, the combined company will have more than sixteen hundred engineering and technical marketing employees from our twenty-four hundred worldwide employees focused exclusively on developing products for the broadband digital home.


I am confident that the new merged company will deliver stronger financial performance and create more value for our shareholders, customers and employees than either company could operating independently. In particular, we will be the clear leader in both broadband and narrowband access, as well as in wireless networking, and will have a strong and growing position in digital media processing.


In terms of customers, the combined organization will have proven partnerships with all of the critical customers shaping the future of the digital home.


In summary, I am very pleased to have the opportunity to assume the chief executive role for this impressive new company.


I will now turn the call over to Matt Rhodes for his perspective on the transaction.


Matt

Thank you Armando.


The merger of Conexant and GlobespanVirata will result in the creation of a new company with the management expertise, talent resources, technology and market positions and critical mass to achieve a higher level of joint success in an increasingly competitive industry.

A particular example of an expanded horizon made possible through this merger is the accelerated integration of wireless LAN as an embedded function in an entire range of digital home products. Through the integration of GlobespanVirata's advanced wireless LAN technology into digital media applications, the new Conexant could dramatically expand the networking of video throughout the digital home, realizing a portion of our long-term vision.


By adding the substantial engineering and technical marketing resources of GlobespanVirata to those of Conexant, the combined company can not only strengthen our current product roadmap, but will also have the opportunity to redeploy technical resources to selectively accelerate key next generation initiatives.


In closing, I feel fortunate that I will be assuming the presidency of this significant new company.


I would now like to turn the call back over to Dwight for a closing comment.


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Dwight

Thank you Matt.


Before we open the lines for questions, I would like to reiterate how excited Armando, Matt and I are about the future prospects for the new combined company.


Operator, we're now ready to open the lines for the question and answer session.


Conference Call Coordinator

Ladies and gentleman, should you have questions and comments...


{Q&A}


Conference Call Coordinator

Mr. Decker, at this time there are no more questions in the queue.


Dwight

Thank you Operator.


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That concludes our conference call today. On behalf of both the Conexant and
GlobespanVirata management teams, thank you for your participation in this special call this afternoon. We look forward to updating you on our performance and the progress of our transaction next quarter.